Via Facsimile and U.S. Mail
Mail Stop 6010

June 13, 2006

James C. Wachtman
Chief Executive Officer
TLC Vision Corporation
5280 Solar Drive, Suite 300
Mississauga, Ontario L4W 5M8

**Re:    TLC Vision Corporation**
       **Form 10-K for the Fiscal Year Ended December 31, 2005**
       **Filed March 16, 2006**
       **File Number:  000-29302**

Dear Mr. Wachtman:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In our comments, we ask you to provide us with additional information so we may better understand your disclosures.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Our review of the Company's Form 10-K is being conducted concurrently with a review by the Ontario Securities Commission (OSC) of your continuous disclosure record.  In this connection, we have provided a copy of this letter to OSC and will provide to OSC a copy of your response.  In addition, staff from OSC and the SEC may discuss common issues.

Form 10-K for the year ended December 31, 2005

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, page 35

1.  Please explain to us the relevance of including the procedures performed information from an unconsolidated subsidiary LECC in your discussion of consolidated procedures performed for these periods as the inclusion of this information would not appear to be a reason for the change in your overall revenues.

Consolidated Statements of Operations, page 44

2.  If cost of revenues excludes depreciation and amortization such as amortization of intangibles, disclosure must be made on the face of your statement of operations of this exclusion. Please refer to SAB Topic 11.B.  Similar disclosure should be made elsewhere in the filing where you discuss cost of revenue and gross profit.

2.  Summary of Significant Accounting Policies, page 48

Medical Malpractice Accruals, page 49

3.  Please provide to us in disclosure type format the amount of these accruals at each balance sheet date presented.

3.  Acquisitions, page 53

4.  Please provide to us in disclosure type format a purchase price allocation related to the acquisitions of TruVision and Millennium Laser Eye in accordance with paragraph 51.e. of FAS 141, including specifically the amounts allocated to goodwill and other intangibles.  Also tell us why you do not include pro forma financial information in accordance with paragraph 54 of FAS 141.

15.  Income Taxes, page 60

5.  Please provide to us a materiality analysis that addresses the guidance in SAB 99 related to your decision to not restate the prior period information for the error found in your income tax calculation.  Provide this analysis not only for the period ended December 31, 2004, but also for the impact on the period ended December 31, 2005.

6.  Please explain to us why you feel that it is appropriate to include a valuation allowance against all of your deferred tax assets in light of the strong operating performance for these past two years and into the first quarter of the current year.

7.  In the last paragraph of this note on page 62 you include a discussion of certain tax accruals related to various tax contingencies.  Please tell us the nature and the amount recorded as of each balance sheet date presented related to these tax contingencies.

22.  Quarterly Financial Data (Unaudited), page 67

8.  Please explain to us why you did not include the fourth quarter for the current fiscal year or tell us where you included this information required by Form 10-K.  Also include a discussion in disclosure type format explaining the reason for the fourth quarter net loss.  Refer to Item 302(a) of Regulation S-K.

* * * *

Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your response to our comments.  Detailed cover letters greatly facilitate our review.  Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding these comments.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant